# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAR TECHNOLOGY CORP/DEL, CIK 0000708821
CUSIP: 698884103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: PAR TECHNOLOGY PARK, 8383 SENECA TURNPIKE, NEW HARTFORD, New York (NY), 13413
Date of event which requires filing of this statement: 08/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001897612-22-000250
Filed by CIK 0001897612

## Reporting persons
- T. Rowe Price Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 5,593,096; shared voting power 0; sole dispositive power 5,600,644; shared dispositive power 0; aggregate amount beneficially owned 5,600,644 (13.8% of the class)

## Item 1. Issuer
Name of issuer: PAR TECHNOLOGY CORP/DEL
Address of issuer's principal executive offices: PAR TECHNOLOGY PARK, 8383 SENECA TURNPIKE, NEW HARTFORD, NY, 13413

## Item 2. Person Filing
Name of person filing: T. Rowe Price Investment Management, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5600644
Percent of class: 13.8
Sole power to vote or to direct the vote: 5593096
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5600644
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ownership of More than Five Percent on Behalf of Another Person (1) Price Investment Management does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Investment Management serves as investment adviser. Any and all discretionary authority which has been delegated to Price Investment Management may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Investment Management which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Investment Management. (2) []:

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Investment Management, Inc.: Ellen York, Vice President (09/08/2025)